Exhibit 99.2

9F Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JFU)

________

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on July 8, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of 9F Inc. (the “Company”) will be held at Conference Room No.1, 48/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, People’s Republic of China on July 8, 2021 at 9:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof. At the EGM, the following resolutions will be considered, and if thought fit, passed as special resolutions:

“THAT the name of the Company be and is hereby changed from “9F Inc.” to “Ether Securities, Inc.”, effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands; and

THAT the Company’s Sixth Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association in the form as attached as Exhibit A (the “Amended M&AA”) to reflect the change of the name of the Company, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

The board of directors of the Company has fixed the close of business on June 3, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.9fgroup.com/, or by contacting 9F Inc. at ir@9fbank.com.cn.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Director and Chief Executive Officer

Beijing, China

June 3, 2021